SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Legend Oil & Gas, Ltd.
(Name of Issuer)

Common Shares
(Title or Class of Securities)

52490C101
(CUSIP Number)

Sharad Mistry
Chief Executive Officer
International Sovereign Energy Corp.
132 Simonston Blvd, Thornhill, Ontario L3T 4L8
Canada
416-844-7955
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this  Schedule 13D, and is filing this schedule  because of Rule 13d-1(b)(3) or (4), check the following box [  ].  Check the following box if a fee is being paid with statement  [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file  reporting  beneficial  ownership of more than five percent of the class of securities  described  is Item 1;  and (2) has  filed  no  amendment  subsequent thereto reporting  beneficial  ownership of five percent or less of such class.)
(See Rule 13d-7.) Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 52490C101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON International Sovereign Energy Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 24,902,763
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,902,763
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,902,763 common shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 32.9433%** **The percentages used herein are calculated based on 75,592,763 issued and outstanding shares of the Issuer as of May 17, 2012.
14	TYPE OF REPORTING PERSON* CO

Item 1.  Security and Issuer.
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This Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.001 per share (the “Common Shares”), of Legend Oil & Gas, Ltd.  (the “Issuer”).  The Issuer’s principal executive office is 1420 Fifth Avenue, Suite 2200, Seattle, Washington 98101.

Item 2.  Identity and Background.
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International Sovereign Energy Corp. (the “Reporting Person”) is a publicly traded corporation incorporated under the laws of the province of Alberta, Canada.  The Reporting Person’s principal business is oil and gas exploration and development.  Its principal business address is 132 Simonston Blvd, Thornhill, Ontario, Canada L3T 4L8.  The Reporting Person has not been convicted in a criminal proceeding during the past 5 years.  The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
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On October 20, 2011, the Reporting Person acquired 3,552,516 Common Shares (the “Initial Shares”) in connection with a sale of assets by the Reporting Person to the Issuer (the “Asset Sale”), which sale was completed pursuant to an Asset Purchase Agreement, dated September 13, 2011, among the Issuer, the Reporting Person and Legend Energy Canada Ltd., as amended by an Amending Agreement, dated as of October 20, 2011, among the Issuer, the Reporting Person and Legend Energy Canada Ltd. (such agreement, as so amended, the “Agreement”).  On May 17, 2012, the Reporting Person acquired an additional 21,350,247 Common Shares pursuant to certain anti-dilution provisions contained in the Agreement.

Item 4.   Purpose of Transaction.
- ------    ----------------------

The Common Shares were acquired in connection with the Asset Sale, for investment purposes.  Although the Reporting Issuer does not have any specific plans or proposals to acquire or dispose of the Common Shares, it may from time to time acquire additional Common Shares or dispose of any or all of its Common Shares, depending upon on market conditions and any other relevant factors.  As required by the Agreement, the Initial Shares have been registered by the Issuer under the Securities Act of 1933, as amended, for resale by the Reporting Person.

Except as disclosed above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals thereto.

Pursuant to the terms of the Agreement, the Reporting Person may be entitled to additional Common Shares pursuant to additional anti-dilution provisions contained in the Agreement.

The Reporting Person’s filed a Schedule 13G on October 31, 2011, reporting the acquisition of the Initial Shares.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------
(a)              See Item 11 on the Cover Page.

(b)              See Item 13 on the Cover Page.

(c)
Acquisitions and dispositions in the past 60 days by the Reporting Person:  On May 17, 2012, the Reporting Person acquired 21,350,247 Common Shares pursuant to certain anti-dilution provisions contained in the Agreement.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.              Materials to be Filed as Exhibits.

Asset Purchase Agreement, dated September 13, 2011, among the Issuer, the Reporting Person and Legend Energy Canada Ltd. (incorporated by reference to the Issuer’s Report on Form 8-K filed with the SEC on September 16, 2011) (File No. 0-49752).

Amending Agreement, dated as of October 20, 2011, among the Issuer, the Reporting Person and Legend Energy Canada Ltd. (incorporated by reference to the Issuer’s Report on Form 8-K/A filed with the SEC on November 23, 2011) (File No. 0-49752).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2012	INTERNATIONAL SOVEREIGN ENERGY CORP.

	By:	/s/ Sharad Mistry
Sharad Mistry, Chief Executive Officer